TSX/NYSE/PSE: MFC SEHK: 945
C$ unless otherwise stated
For Immediate Release
November 26, 2014

Manulife announces Subordinated Debenture issue

TORONTO - The Manufacturers Life Insurance Company (“MLI”), the Canadian insurance company subsidiary of Manulife Financial Corporation, announced today that it intends to issue $500 million principal amount of 2.64% fixed/floating subordinated debentures due January 15, 2025 (the “Debentures”). MLI intends to file a prospectus supplement to its December 13, 2013 base shelf prospectus in respect of this issue.

The Debentures will bear interest at a fixed rate of 2.64% until January 15, 2020 and thereafter at a rate of 0.73% over the three month CDOR. The Debentures mature on January 15, 2025.

Subject to prior regulatory approval, MLI may redeem the Debentures, in whole or in part, on or after January 15, 2020 at a redemption price equal to par, together with accrued and unpaid interest to the date fixed for redemption. The Debentures will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of MLI from time to time issued and outstanding.

The Debentures will be fully and unconditionally guaranteed on a subordinated basis by Manulife Financial Corporation, as to payment of principal, premium, if any, interest and redemption price, if any.

The offering is being done on a best efforts agency basis by a syndicate co-led by RBC Capital Markets, BMO Capital Markets and TD Securities and consisting of CIBC World Markets, Scotiabank Global Banking and Markets, Bank of America Merrill Lynch, National Bank Financial, HSBC Securities, Desjardins Securities, Canaccord Capital, Laurentian Bank Securities and Manulife Securities Incorporated. The offering is expected to close on December 1, 2014.

MLI intends to use the net proceeds from the offering for general corporate purposes, including future refinancing requirements.

“Our financing activities take into account future refinancing needs. We have over $2 billion in potential refinancing requirements over the next 12 months. We have taken the opportunity to issue subordinated debt in favourable markets,” said Senior Executive Vice President and Chief Financial Officer Steve Roder.

The Debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. We operate as John Hancock in the U.S. and as Manulife in other parts of the world. We provide strong, reliable, trustworthy and forward-thinking solutions for our customers’ significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$663 billion (US$591 billion) as at September 30, 2014.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife 416-926-6495 steven_moore@manulife.com Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com